Exhibit 12

Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended December 31
(Dollars in millions)	2008	2007	2006	2005	2004	2003
Excluding Interest on Deposits
Income before income taxes	$4,428	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	144	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	25,074	34,778	29,514	18,397	9,072	6,105
1/3 of net rent expense (1)	791	669	609	585	512	398
Total fixed charges	25,865	35,447	30,123	18,982	9,584	6,503
Preferred dividend requirements	1,461	254	33	27	23	6
Fixed charges and preferred dividends	27,326	35,701	30,156	19,009	9,607	6,509
Earnings	$30,437	$56,276	$61,781	$43,311	$30,357	$22,159
Ratio of earnings to fixed charges	1.18	1.59	2.05	2.28	3.17	3.41
Ratio of earnings to fixed charges and preferred dividends	1.11	1.58	2.05	2.28	3.16	3.40

	Year Ended December 31
(Dollars in millions)	2008	2007	2006	2005	2004	2003
Including Interest on Deposits
Income before income taxes	$4,428	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	144	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	40,324	52,871	43,994	27,889	14,993	10,667
1/3 of net rent expense (1)	791	669	609	585	512	398
Total fixed charges	41,115	53,540	44,603	28,474	15,505	11,065
Preferred dividend requirements	1,461	254	33	27	23	6
Fixed charges and preferred dividends	42,576	53,794	44,636	28,501	15,528	11,071
Earnings	$45,687	$74,369	$76,261	$52,803	$36,278	$26,721
Ratio of earnings to fixed charges	1.11	1.39	1.71	1.85	2.34	2.41
Ratio of earnings to fixed charges and preferred dividends	1.07	1.38	1.71	1.85	2.34	2.41

(1)	Represents an appropriate interest factor.